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                         April 29, 2020

       Nelson Chai
       Chief Financial Officer
       Uber Technologies, Inc
       1455 Market Street, 4th Floor
       San Francisco, California 94103

                                                        Re: Uber Technologies,
Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Response dated
April 17, 2020
                                                            File No. 1-38902

       Dear Mr. Chai:

               We have reviewed your April 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 3, 2020 letter.

       Form 10-K for the fiscal year ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain Key Metrics and Non-GAAP Financial Measures, page 51

   1. We reviewed your response to comment 2. We do not concur that you have given equal or greater prominence
to your discussion of GAAP financial measures. For example,
                                                        your discussion of the
changes in Adjusted Net Revenue begins on page 52 and your
                                                        discussion of the
changes in revenue on a GAAP basis begins on page 56, a less prominent location, as
discussed in question 102.10 of the Non-GAAP Compliance and
                                                        Disclosure
Interpretations: Non-GAAP Financial Measures. Please revise your discussion and analysis
accordingly in future filings.
 Nelson Chai
Uber Technologies, Inc
April 29, 2020
Page 2




        You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at
(202) 551-3344
if you have any questions.



                                                        Sincerely,
FirstName LastNameNelson Chai
                                                        Division of Corporation
Finance
Comapany NameUber Technologies, Inc
                                                        Office of Trade &
Services
April 29, 2020 Page 2
cc:       Keir Gumbs
FirstName LastName